

Jefferies Group, Inc.

2002 *Annual Report*

1992

1992 Jefferies launches its research effort, with an initial focus on the energy sector. Jefferies acquires two energy-related groups in New Orleans and Houston, leading to its first equity underwriting business and the implementation of its energy practice. Jefferies opens new offices in San Francisco, Stamford, Short Hills, Houston, New Orleans and Hong Kong.

1993 Jefferies begins underwriting convertible issues, sole manages a $500 million high yield debt offering and co-places the largest non-mortgage-backed structured finance transaction.

$ 198

$ 92

1994

1994 Investment Technology Group (ITG) is taken public, Jefferies Group, Inc. retains 82 percent ownership. Jefferies is the leading underwriter of debt deals under $100 million.

1995 Jefferies (Switzerland) Ltd. and Jefferies Asset Management Ltd. are established in Zurich.

$ 249

$ 66

1996

1996 Jefferies ranks in the top ten underwriters of single-B rated high yield debt securities and is the number one underwriter of public and private energy-related high yield debt issues. Jefferies creates Jefferies Active Convertible Index (JACI), and opens Tokyo office.

1997 Jefferies is named #1 in Plexus ranking of top-performing institutional brokerages in both listed and OTC stocks. Jefferies pioneers "SuperTack" financing, in which new debt is added on to the original issue, without having to issue a different bond.

$ 407

$ 130

1998

1998 Jefferies starts restructuring practice. Jefferies added to Standard & Poor's SmallCap 600 Index.

1999 ITG and Jefferies are separated in a tax-free spin-off. Jefferies expands and upgrades research effort, and adds Prime Brokerage and Securities Lending capabilities.

$ 591

$ 123

2000

2000 Jefferies hires large group of healthcare research and banking professionals, and expands its European research effort. Jefferies opens Nashville and Paris offices. Jefferies launches The Jefferies Partners Opportunity family of funds to capitalize on the firm's excellent trading effort in high yield and special situations. John Shaw and Richard Handler are named Co-presidents.

2001 Jefferies acquires Lawrence Helfant, LLC and aligns with Quarterdeck Investment Partners, LLC. Reuters ranks Jefferies #1 in trading and execution of small cap stocks. Jefferies enters the private equity business through an affiliation with FS Private Investments. Richard Handler is named CEO, John Shaw assumes full role of president.

$ 762

$ 772

2002

2002 Jefferies turns 40. Jefferies acquires Quarterdeck Investment Partners, LLC, and a group of 21 research and banking professionals, formerly of Robertson Stephens. Helfant Group, Inc., a combination of Lawrence Helfant, LLC and W&D Securities, is formed, creating the fourth largest independent floor broker on the exchange, handling approximately 12 percent of the daily reported volume on the NYSE. Richard Handler is named Chairman of the Board. Jefferies moves its headquarters to New York, and has 1,357 employees in over 20 offices worldwide, and a market cap exceeding $1 billion.

$ 755

$ 1131

Celebrating 40 Years
the last 20

1982	1984	1986	1988	1990
1982 Jefferies pioneers after-hours trading. *1983* Jefferies Group, Inc. goes public with 1,750,000 shares of its common stock at $13.00 per share.	*1984* Jefferies is one of the top ten publicly traded brokerages in profitability and opens its first international office in London. *1985* Jefferies International Limited is founded and global expansion begins.	*1986* Jefferies develops POSIT, a trading system that anonymously matches institutional buyers and sellers. *1987* Frank Baxter assumes position of CEO.	*1988* Jefferies posts record $16 million net earnings, declares its first ever quarterly dividend, and reports revenues of $145 million, with 436 employees in 7 cities worldwide.	*1990* Jefferies trades a record 3.5 percent of the consolidated NYSE tape. Jefferies hires approximately 40 former Drexel Burnham Lambert employees, placing Jefferies among the top three high yield bond traders. Jefferies begins its taxable fixed income business, launches investment banking and equity-linked businesses and begins trading international convertibles.

■ Total Revenues – *1982 - 2002*
in millions

1982	1984	1986	1988	1990
$ 57	$ 107	$ 159	$ 137	$ 150

■ Market Capitalization – *1984 - 2002*
in millions

1982	1984	1986	1988	1990
$ –	$ 117	$ 81	$ 75	$ 68



In April 1999 Jefferies was separated from Investment Technology Group (ITG) in a tax-free spin-off. Year-end market capitalization for Jefferies has been adjusted to exclude the value of ITG shares owned by Jefferies for the years 1994 through 1998. Jefferies' revenues exclude revenues from the discontinued operations of ITG for the years 1987 through 1999.



Our Goal

To build the leading investment bank serving middle-market investors and issuers — led by the strongest capital markets trading platform in the industry.

Jefferies Group, Inc.
2002 *Annual Report*

Consecutive years of record net revenues and earnings

3

Securities traded in 2002

$1 trillion

Value of investment banking transactions in 2002

$20 billion

Average daily reported volume of the NYSE executed

12%



Dallas



Outstanding Capital Markets *Capabilities*

Active in every relevant aspect of the capital markets for mid-cap companies, Jefferies provides superior securities trading, independent research, extensive advisory services and comprehensive capital origination in equity, high yield and convertible securities. The combination of information flow, strong long-term relationships, and the tenacity to execute complex financial transactions results in our ability to bring significant value to our clients.

Investment Banking, *Los Angeles*



Financial Highlights

(in millions, except per share amounts)	*at or for the year ended December 31,* 2002	2001	Change
Total Revenues	$ 754.8	$ 785.0	(4%)
Net Revenues	$ 674.7	$ 670.3	1%
Operating Income	103.7	102.7	1%
Net Earnings	62.6	59.5	5%
Earnings Per Share (diluted)	2.27	2.28	0%
Book Value Per Share	23.32	21.08	11%
Stockholders' Equity	628.5	565.7	11%
Closing Stock Price	41.97	42.31	(1%)

Net Revenues
(in millions)


00 01 02
617.4 670.3 674.7

Net Earnings
(in millions)


00 01 02
55.0 59.5 62.6

Earnings Per Share


00 01 02
2.26 2.28 2.27

Management Letter to Shareholders

THE PAST FEW YEARS have taken their toll on our entire industry. Equity indices posted their third consecutive year of declines, while new corporate issuance, trading volumes, and the level of merger and acquisition activity all fell steeply again in 2002. Despite this brutal environment, Jefferies has invested heavily in its platform, and we are pleased to report our third consecutive year of record net revenues and net earnings.

We are proud of the results we were able to achieve during 2002 in each of our business units, every one of which worked diligently on a daily basis to find the best opportunities for our clients. Net earnings increased five percent to a record $62.6 million. Fully diluted earnings per share before extraordinary items (2 cents for debt repurchase at a premium) were a record $2.29 compared to $2.28 for 2001. In addition, we achieved our third consecutive yearly increase in investment banking revenues to $140 million in 2002. Our positive results were enhanced by aggressive cost controls and active management of compensation, all of which were made possible because Jefferies is largely owned by its employees.

Each of our colleagues has a vested interest in protecting the value of our firm during these challenging times.

Since 2000, we have taken an opportunistic approach to the disarray in the capital markets and among our competitors by significantly investing in our most valuable asset – human capital. We've made substantial additions across all areas of our firm with a focus on revenue producing professionals who believe in our entrepreneurial business model. One of the most significant additions was our acquisition of Quarterdeck Investment Partners, LLC, a leading investment bank specializing in mergers and acquisitions in the global aerospace, defense, and federal information technology industries. Through our prior strategic alliance, we have worked successfully with Jon Kutler and his team for the past two years. We believe the strength of Quarterdeck's corporate relationships and Jefferies' ability to access all aspects of the capital markets is a combination that best serves our collective clients.

"Jefferies has emerged from three tough years in our industry with a solid balance sheet and a strong capital position. We have over $1 billion in capital to facilitate transactions, and significant liquidity to continue investing in our platform and expand our core competencies. We are more client-focused, relationship-driven, and ready to serve the middle market than ever before."

RICHARD B. HANDLER



Additionally, we bolstered our sales and trading, investment banking and research efforts with experienced groups from Robertson Stephens, Herzog/Merrill Lynch, and ABN Amro, as well as key Street veterans who believe, as Roy Furman did in joining in 2001, that our firm offers the best investment banking platform on Wall Street today. These professionals are among the most respected and talented in our industry and we welcome them to our firm as partners. By the same token, we said goodbye to some long-time employees who were critical in building this company and we thank them for their years of hard work and dedication.

The last three years have been truly pivotal for Jefferies. We have dramatically improved our platform by making strategic investments to enhance and expand our core competencies. From the beginning of 2000 to the end of 2002, Jefferies has grown from 900 to over 1,350 people, and our stock price has appreciated substantially, outperforming relevant financial indices and resulting in market capitalization growth to over $1 billion. In addition, employee ownership is up considerably in the past few years, and nearly every employee at Jefferies now owns stock. The employee/partners of this company treat the hiring, capital allocation, risk management, cost control, and compliance decisions very seriously and personally, because we collectively own a large percentage of the firm.

Every one of our businesses has been remarkably resilient throughout this period of uncertainty. Our equity sales and trading business, the engine of our firm, has weathered extreme volatility, decimalization, and reductions in volume. The high yield and convertible groups have been consistently profitable over the years. We have made significant additions to our investment banking department, and the breadth of our deal flow with regard to product and industry diversification has never been better. The integrity of our research continues to be strong as we support our investor client base. Our international and asset management businesses remain solid. We have cut costs and managed risk. We have transformed a regional boutique into a full-service investment bank, filling the void left by independent, mid-sized investment banking firms that have been absorbed by large commercial banks or have otherwise disappeared.

Although we have increased the breadth of our businesses, we are still committed to our roots as a capital markets powerhouse. We execute a daily average of more than 12 percent of the reported NYSE volume and trade over $1 trillion in securities per year. The combination of information flow, strong long-term relationships, and the tenacity to execute complex financial transactions results in our ability to bring significant value to our clients. We will continue to focus on being the best provider of financial services to mid-cap investors and issuers. Today's market needs a firm that can bring top-tier capabilities to the middle market. Jefferies meets that need.

We thank each of our 1,357 employee/partner/shareholders for their unwavering focus and dedication, every one of whom helps to distinguish Jefferies from our competitors. We are appreciative of the support of our outside shareholders, whose loyalty we value and appreciate. Finally, and most important, we also thank our loyal clients, because they are what our firm is all about.

Forty years is a great achievement and milestone for our firm, but we have only just begun.

RICHARD B. HANDLER
Chairman of the Board of Directors and Chief Executive Officer

JOHN C. SHAW, JR.
Director, President and Chief Operating Officer

"The past few years have been some of the most challenging in recent memory, and we have taken every opportunity to strategically enhance our platform for the coming years. The momentum we have generated continues to build, propelling us into 2003. We believe Jefferies is extremely well-positioned to become the leading middle-market investment bank on Wall Street."

JOHN C. SHAW, JR.





FOCUSED *Execution*

Jefferies' traders, bankers, research analysts and fund managers are able to focus on their clients' specific needs in a way that larger firms cannot. Our manageable size and our team-oriented approach allow us to harness the resources of the entire firm, enabling us to offer tailored solutions rather than off-the-shelf alternatives. In addition to providing access to our fully integrated platform, Jefferies also offers a deeper understanding of the needs of mid-sized, growing companies, because that is what we are.

Sales & Trading, *New York (Headquarters)*



2002 Highlights

In 2002, Jefferies made substantial investments in its platform, including the acquisition of Quarterdeck Investment Partners, LLC, and the welcoming of experienced groups from Robertson Stephens, Herzog / Merrill Lynch, and ABN Amro, as well as other key hires.

In December 2002, Jefferies acquired Quarterdeck Investment Partners, LLC, a leading investment banking firm exclusively serving the global aerospace, defense, and federal information technology industries. Quarterdeck, recently named "2002 Boutique Middle-Market M&A Firm of the Year" by *The Mergers and Acquisitions Advisor,* will operate as a unit of Jefferies' investment banking division. The acquisition and extension of a strategic alliance established in 2001 brings **Jon Kutler** and his experienced team to Jefferies.



Jon Kutler
CEO, Quarterdeck
Investment Partners, LLC
Acquired December 2002

"Jefferies' strong capital markets capabilities complement the industry knowledge, expertise and relationships of the Quarterdeck team."

In September 2002, Jefferies expanded both its investment banking and research operations with the hiring of 21 professionals formerly of Robertson Stephens, including **David Reilly**, a managing director who now leads Jefferies' investment banking effort in the Services sector, and **Scott Sullivan** who serves as head of equity research sales.

Scott Sullivan
Senior Vice President,
Equity Sales & Trading
Joined August 2002

"Jefferies has many of the qualities that I enjoyed about Robertson Stephens, but with a business model that can withstand fluctuations in the markets and the strength of a trading powerhouse behind it."

Jefferies' equity sales and trading effort was bolstered by the addition of experienced individuals and groups from Herzog / Merrill Lynch and ABN Amro. **Kevin Quinn** joined our Boston institutional sales effort, **Alfonse Lentini** and **Anton Katz** were hired as a senior trader and a managing director of equity sales, respectively, while **Ron Hammer** enhances our international trading unit.

Kevin Quinn
Senior Vice President,
Equity Sales
Joined September 2002

"The Jefferies platform appealed to me and my team because of the entrepreneurial nature of the firm and the unique opportunity it afforded us to utilize our extensive institutional sales experience and relationships while making an immediate contribution to the firm."



Ron Hammer
Senior Vice President,
Equity Sales
Joined March 2002

"While having a global platform on par with the biggest and best on the Street, Jefferies retains its entrepreneurial spirit and hands-on management style."

Throughout the year, Jefferies welcomed several senior Wall Street veterans. **Bob Lessin**, a leading investment banker and former Salomon Smith Barney Vice Chairman, joined Jefferies as a Vice Chairman. **Ray Minella**, former Chairman of Berenson Minella & Company, and Gregg Feinstein, previously Chief Operating Officer and a Managing Director at Berenson Minella, assumed the roles of Director of Capital Markets Origination and Director of Mergers & Acquisitions, respectively.



Bob Lessin
Vice Chairman,
Joined October 2002

"Jefferies possesses a superb skill set in all aspects of investment banking and the capital markets — they are very good at what matters. I'm proud to leverage my client relationships with the people of Jefferies because they understand what is important. The firm continues to attract talent in a world where relationships and trust are key."



Ray Minella
Director, Capital
Markets Origination
Joined July 2002

"In today's environment, I have been impressed by Jefferies' strategic goal to be the preferred investment bank for middle-market companies, and I am committed to helping achieve that objective in whatever way I can."



Sales & Trading

Jefferies is a top trader of equity, high yield and convertible securities, with one of the largest institutional sales forces on the Street. Our more than 200 institutional sales professionals trade over $1 trillion in securities annually.

A Review of our Business

EACH YEAR BRINGS WITH IT a new set of challenges, and 2002 was no different. Despite continued market declines, Jefferies achieved a third consecutive year of record net revenues and net earnings, while making sound investments in its people, platform and philosophy — investments that we are confident will pay off considerably in the years to come.

Jefferies provides focused execution, outstanding capital markets capabilities, independent research, strategic asset management and superior market knowledge to our clients.

Sales & Trading

Jefferies' institutional sales and trading businesses reported solid earnings for 2002 despite sluggishness in the market, lower volumes, and the overall difficult economic environment. Our relationship-based model, combined with our exceptional work ethic, has allowed us to improve Jefferies' market position. Our goal continues to be to increase market share and realize meaningful growth on an annual basis.

Equity Our equity sales and trading unit achieved a record year of credited revenues and profits, trading nearly 11 billion shares – an average of over 43 million shares per trading day.

As a result of our variable cost structure, and in spite of the difficult market climate, we were able to opportunistically hire key producers both domestically and internationally. We implemented an improved management information system for our trading accounts, and continued to leverage technology in the day-to-day operations of our execution businesses and program trading.

Jefferies is a Top 5 trader in nearly 1,200 Nasdaq stocks, ranking third among major investment banks (AutEx® 2002). We trade the shares of more than 8,500 companies and make a market in over 2,000 stocks – the latter representing an increase of approximately 30 percent over 2001. Along with these gains, our exchange-listed stock trading was up 14 percent, and revenues and profits of our international trading efforts tripled with the addition of experienced teams in both New York and London.

During the year, Jefferies' NYSE floor brokerage subsidiary, Helfant Group, Inc., grew its execution volume from an average of 10 percent of the daily reported NYSE volume in 2001 to 12 percent in 2002, with an average daily execution of 183 million shares – a total of 41.8 billion shares for the year. In addition, orders from overseas increased fivefold.

The year 2002 was also an exciting year for our equity research sales and syndicate groups, as we continued distributing a valuable, research-driven product to our institutional client base and participated in over 20 equity capital markets transactions, including assisting the investment banking division on the successful IPO and follow-on offering for ManTech International Corporation.

SALES & TRADING UNITS: *Equity Sales & Trading, International Securities Trading, Portfolio Trading, NYSE Brokerage, Equity Research Sales & Syndicate, High Yield Sales & Trading, Bank Debt Trading, Convertible Sales & Trading*

In 2003, we look forward to the integration of our electronic trading units, and we will continue to opportunistically hire top producers. We expect to expand our private client effort by adding a WRAP product, fixed income capabilities, and additional teams and brokers. In response to the market environment, we also plan to increase European market-making efforts in our London office.

High Yield Historically high default rates, liquidity constraints, and a weak underwriting environment continued to define the high yield market throughout most of 2002. In this very challenging environment, we focused on distressed and special situations, trading greater than $20 billion in securities for the second consecutive year. A creative and entrepreneurial spirit prevailed, as we realized revenues through existing infrastructure and a team-oriented approach. For example, we leveraged our distressed and special situations knowledge and expertise into restructuring assignments.

Additionally, we grew our available capital by $50 million to in excess of $900 million. Our seasoned staff of close to 30 sales, trading, and research professionals has proven capabilities in new issues, high yield, distressed, and bank debt, regardless of market conditions.

Convertibles Completing over $12 billion in trades for more than 350 institutional clients in 2002, Jefferies' convertible sales and trading unit reported revenues of $30 million. The difficult trading environment that typified 2001 continued into 2002, with low trading volumes and a scarcity of new issues. Despite these conditions, we were able to assist our investment banking and high yield sales and trading groups in completing a very difficult $135 million transaction for Orbital Sciences Corporation, refinancing a maturing convertible issue with new high yield notes plus warrants. Our dedicated convertible professionals possess an average of more than 15 years of experience in the sale, trading and pricing of convertible securities. Going forward, our focus remains on offering unique solutions, expanding our relationships and distribution capabilities, and maximizing our convertible research efforts to the benefit of our clients.

Investment Banking

Investment banking revenues of nearly $140 million for the year represented a 13 percent increase over 2001 and marked the third consecutive year of increasing revenues. Despite a difficult capital markets environment, we completed 80 deals in 2002, representing over $20 billion in transaction value. Our advisory and restructuring practices continue to thrive, and financing activity remains strong as we continue to leverage our world-class capital markets capabilities, industry expertise and financial advisory skills.

INVESTMENT BANKING PRODUCTS & SERVICES: *Mergers & Acquisitions, Private Equity, Public Equity, Recapitalization & Restructuring Advisory, Convertible Debt, High Yield Debt, Financial Advisory, Bank Financing*



INVESTMENT BANKING

Investment banking continues to be a source of growth for Jefferies, providing outstanding advisory, M&A, and capital-raising capabilities to our clients. Our 160 investment banking professionals completed over 80 deals in 2002, representing over $20 billion in total transaction value.

Outpacing the Market

Jefferies' stock price has appreciated substantially since the beginning of 2000, outperforming every relevant market barometer.

JEF vs. Indices



250
200
150
100
50
0
1/00
1/01
1/02
1/03
JEF
Russell 2000®
S&P SmallCap 600
Amex® Securities Broker Dealer
S&P 500

In addition to the strong performance of our stock, we have a very conservative balance sheet, including one of the highest ratios of tangible to total book value, and we are committed to continue adding value to the firm through prudent and profitable growth. During the past three years, we have imple-



mented programs to increase employee stock ownership and motivate colleagues to think like owners. Today, employee ownership continues to grow, and we believe Jefferies employees are uniquely positioned to continue managing for the bottom line. At Jefferies we invest in ourselves. That is the Jefferies way.

Boston



Research

Jefferies' 90 equity, high yield and convertible research professionals follow over 850 companies in more than 40 industries worldwide, providing value-added ideas for long- and short-term investing.

Our investment banking division continued to capitalize on the opportunities in the middle market created by the ongoing consolidation and retrenchment of Wall Street firms. We hired a number of professionals at a time when most firms were contracting; acquired Quarterdeck Investment Partners, LLC; formed dedicated M&A and Financial Sponsor groups; and added new industry specializations. These all served to further broaden our relationships and expertise, and to significantly enhance our capabilities.

The year 2002 strengthened Jefferies' reputation for superior advisory capabilities, creative solutions and a powerful capital-raising platform. Transactions that help demonstrate these attributes and highlight our distinguished client service include:

- *First Atlantic Capital, LTD/ Golfsmith International, Inc.* In September 2002, Jefferies acted as sole manager on the offering of $93.8 million of 8.375% Senior Secured Notes due 2009 for Golfsmith International, Inc., a leading specialty retailer of golf equipment and related accessories, in connection with its acquisition by First Atlantic Capital. Jefferies' consumer and high yield capital markets specialists worked together to quickly develop a structure attractive to potential investors and, despite extremely difficult market conditions, successfully placed the debt to fund the acquisition. This transaction highlights Jefferies' ability to meet the needs of its financial sponsor clients by offering a unique financing alternative.

- *Parker Drilling Company* In April 2002, Jefferies acted as the financial advisor to Parker Drilling Company in connection with an exchange offer for a portion of Parker's $450 million of 9¾% Senior Notes due 2006. The exchange offer allowed for the exchange of up to $250 million in existing notes for new 10⅛% Senior Notes due 2009. Over $235 million in bonds were exchanged, representing a 94% acceptance rate. The transaction offered a creative solution to Parker's intermediate-term debt maturities while avoiding the uncertainties of a complete refinancing.

The joint efforts of Jefferies and affiliate Quarterdeck Investment Partners, LLC resulted in a number of prominent transactions during the year. The following illustrate the complementary nature of this partnership:

- *ManTech International Corporation* In February 2002, following an introduction from Quarterdeck, Jefferies lead-managed the $132 million initial public offering of ManTech International Corporation, a leading provider of information technology and technical services solutions to U.S. federal government customers. Although no company in the sector had filed for an IPO in years, the transaction was oversubscribed – increased

AREAS OF RESEARCH COVERAGE: *Aerospace; Apparel & Textile; Biotechnology; Consumer; Energy; Financial Services; Food Products & Restaurants; Gaming & Leisure; Federal IT; Healthcare; Home Building; Industrial; Knowledge Services; Printing, Packaging & Printing-Related Industries; Maritime/Shipping; Media & Entertainment; Retail; Special Situations; Technology & Information; Telecommunications* by 20 percent in size – and priced at the top of the filing range. With Jefferies' successful capital markets execution and post-transaction support, ManTech's IPO was one of the top performers of 2002, paving the way for a same-year $127 million follow-on offering, lead-managed by Jefferies/Quarterdeck, LLC. Additionally, Quarterdeck advised on two separate ManTech related acquisitions totaling more than $100 million in value during 2002.

- *Orbital Sciences Corporation* Jefferies/Quarterdeck, LLC acted as financial advisor and sole placement agent to Orbital Sciences Corporation, a leading satellite and space systems manufacturer, in the refinancing of its $100 million of 5% Convertible Subordinated Notes due October 2002. Jefferies completed an offering of $135 million Second Priority Secured Notes due August 2006. Through the combined efforts of the investment banking, and convertible and high yield sales and trading groups, Jefferies was able to effectively communicate the company's story to institutional investors and design a complete solution to Orbital's near-term maturity. Despite tumultuous market conditions, the transaction closed in August 2002, less than six weeks before the maturity date of the notes.

Research

Our commitment to continuously upgrade and provide outstanding independent research remains strong and our group now consists of nearly 90 professionals worldwide. Our analysts conduct in-depth quantitative and qualitative research, integrating field analysis, on-the-ground due diligence and ongoing dialogue with the managements of the companies they cover. Research is a tremendous resource to the institutional investor, and our goal is for Jefferies' research to become a must-read item for all our clients.

U.S. & European Equity
The year 2002 was an exciting year for U.S. and European equity research. The number of companies we cover in equity research increased nearly 25 percent during 2002, as we initiated coverage in a number of new industries and added several key analysts. We now cover biotechnology, consumer, energy, financial services, gaming & leisure, general industrial, federal IT, healthcare, knowledge services, maritime, media & entertainment, retail, technology & information, and telecommunications, as well as special situations. We are committed to exploring opportunities to expand and upgrade our research effort to identify investment opportunities for our clients, both in the U.S. and in Europe.

High Yield Jefferies continues to benefit from one of the larger and more experienced high yield research staffs on Wall Street. Our senior analysts and their associates cover approximately 300 companies in the aerospace, consumer



Asset Management

Jefferies and Jefferies Capital Partners provide asset management services in private equity, high yield and international convertible bond funds. Collectively, they manage more than $1.6 billion in assets.



SUPERIOR MARKET *Knowledge*

For mid-cap investors and issuers, Jefferies has its finger on the pulse of the markets. Through our network of 2,000 institutional investors worldwide, we can recognize and identify trends as they emerge. Our emphasis on communication allows our trading, research, asset management, and investment banking business units to work together to respond to the markets immediately and take advantage of long-term and short-term investing opportunities.

Technology, *Jersey City*





Additional Services

As our core products have expanded, Jefferies has established a number of additional groups to assist clients in all aspects of business and to effectively leverage our outstanding capital markets expertise.

products, energy, food, gaming, healthcare, homebuilding, industrial and telecom industries, as well as distressed and special situations. Our research group is instrumental in placing the firm's trading capital, generating ideas for our institutional investors and maintaining high-quality client relationships through in-depth analysis and keen understanding of all types of credits.

Convertible Research Instrumental in assisting the clients of our convertibles trading unit, Jefferies' convertible research effort continues to focus on identifying undervalued securities with above-average yield and limited downside in the U.S. and abroad. Our research professionals analyze the majority of companies issuing securities within the entire convertible universe. In a particularly challenging year, Jefferies' convertible research emphasized credit analysis. In addition to specific recommendations, our analysts maintain a focus list of securities that offer superior risk/reward characteristics. This list includes relevant and supportive fundamental data. Our team has been very successful in generating investment ideas and identifying overlooked opportunities for our clients.

Asset Management

Jefferies is committed to building its asset management businesses through high yield, private equity and international convertible bond funds, strategically leveraging our core strengths in trading and research, and supporting firm-wide growth. Looking forward, we plan to pursue several initiatives in 2003 that will build the amount of assets under management and contribute positively to our other businesses. Jefferies' asset managers strategically invest in private equity, equity-linked/convertible securities, mezzanine equity and debt, high yield and bank debt (senior, senior secured and senior unsecured), and DIP lending.

High Yield Our high yield funds had a solid year as compared to every relevant high yield benchmark. The Jefferies Partners Opportunity Funds delivered a composite gross return of approximately 17.3 percent. With over $900 million in available capital, our high yield platform utilizes a three-pronged focus: traditional high yield, distressed, and special situations. This approach, coupled with an ability to participate in DIP and bridge lending, as well as bank debt trading and investing, provides flexibility to adapt to and remain profitable in all market environments.

FS Private Investments / Jefferies Capital Partners FS Private Investments, now known as Jefferies Capital Partners, our associated private equity group, had an active investment year, taking advantage of opportunities presented by the difficult environment. Jefferies Capital Partners manages two private equity funds with a combined $600 million in equity commitments. It makes private equity and equity-linked investments in management buyout, industry consolidation, recapitalization and growth equity opportunities in private and public middle-market companies that have established businesses and high growth potential.

Jefferies Asset Management Ltd. Our Zurich-based convertible securities management subsidiary is one of the largest and most experienced providers of asset management services in the global convertible field, and developed and maintains the industry standard, Jefferies Active Convertible Index (JACI), a unique benchmarking and management tool for global convertible managers. In 2002, we captured a number of key mandates while increasing assets under management nine percent to over $730 million. Convertible bonds continued to prove their value as a separate asset class in 2002, outperforming their bond/equity benchmark by over 500 basis points.

International

International convertible research, sales and trading, a strong international equity trading desk and a highly focused small- and mid-cap European and Japanese equity research sales group are the core strengths of our international division. The addition of a successful international equity trading team in New York helped boost the international division to revenues of over $74 million, an increase of nearly 20 percent over 2001. Our equity-linked business increased revenues, despite the difficult market conditions, as a result of increased convertible and equity trading volumes in Tokyo and Zurich and higher turnover in illiquid European convertible bond issues in London and New York. Business initiatives in 2002 included the establishment of an international arm of our domestic securities lending business, an expansion of our international equity relative value sales team, and the strengthening of our international convertible bond research and sales teams. Initiatives for 2003 include the expansion of international equity trading, European research sales, and asset management.

Additional Services

Correspondent Clearing
Jefferies' correspondent clearing unit provides a robust and flexible platform and is known for providing quality customer service and efficient processing. Jefferies is a full-service provider of execution and clearing services to broker dealers and other financial institutions. Our proprietary platform provides timely and efficient clearing and settlement services in more than 30 countries.

INTERNATIONAL LOCATIONS: *Hong Kong, London, New York, Paris, Tokyo, Zurich*



INTERNATIONAL

Jefferies' international efforts effectively complement our domestic capabilities, providing a full range of banking and brokerage services for international clientele, while offering our U.S. clients access to European and Asian markets.

1,357 Professionals in Over 20 Offices Worldwide

Jefferies has invested heavily in one of its most precious commodities, its people. We've hired extremely talented, motivated, ethical, production-driven professionals, while retaining the quality employees who have been integral to the firm's growth.

Diversified Growth
(end-of-year headcount)



00
01
02
1,014
1,211
1,357

- Investment Banking
- Sales & Trading
- Asset Management
- Research
- Other
- International

Jefferies' professionals give 110 percent every day, working diligently to find the best possible trade, deal, opportunity or solution for our clients. While the financial industry has undergone massive corporate downsizing, Jefferies has increased its headcount more than 30 percent since the beginning of 2000.



For the past three years, Jefferies has opportunistically affiliated with and/or acquired and integrated successful, complementary investment banking, floor brokerage, asset management and research firms. Jefferies' employees share similar qualities, seeking solutions where none seem possible, approaching obstacles seemingly insurmountable and finding opportunity in adversity. That is the Jefferies way.

London


Stamford

Securities Lending Our securities lending unit remains a critical component of our operating revenues, with borrowed securities growing more than 25 percent in 2002 to over $5 billion. Jefferies added a securities lending desk in our London office, supporting the firm's commitment to grow our international product. Given Jefferies' access to over $1 trillion of domestic and foreign securities, clients look to us to assist with their portfolio hedging strategies.

Prime Brokerage Jefferies offers members of the professional investment community, namely hedge funds, money managers and registered investment advisors, the ability to use our state-of-the-art operations network to support their growing businesses.

Private Client Services
Private Client Services is a natural extension of the Jefferies platform and shares the same client-focused, relationship-based strategy. Private Client Services offers advisory, portfolio management, and customized financial solutions to sophisticated investors, corporate executives, corporations and institutions.

Bonds Direct Securities LLC
During its first full year of operation, Bonds Direct grew its client base to more than 800 institutions throughout the U.S., Canada, and Europe. Bonds Direct provides investment grade, fixed income transaction execution to institutions for their odd lot trades and acts as principal in offering a combination of professional sales and true on-line, real-time trading coverage.

TECHNOLOGY

Jefferies' outstanding technology team continues to be an invaluable component of our platform, increasing our trading capacity, streamlining our processes, and facilitating communication throughout the Jefferies network. We continued to invest in our network infrastructure this past year to create additional capacity, resiliency, and security. Maintaining robust connectivity has allowed the firm to expand its personnel, offices, and products in an opportunistic manner while protecting the flow of information that ties us together globally. This information platform was expanded to include: providing real-time electronic "looks" from brokers on the floor of the NYSE; capturing customer contact information and sharing it in real time; making markets in over 2,000 stocks; and extending our technology platform to customers as appropriate.

The year 2002 was another pivotal year for Jefferies as we continued to brave the markets while adding valuable employees and further expanding our products and services. We are hopeful that the markets will return to health and we look forward to continue serving our clients with confidence that our platform offers the best financial services in the industry for mid-cap investors and issuers.

Condensed Consolidated Statements of Earnings

(In Thousands, Except Per Share Amounts)	Year Ended December 31, 2002	2001	2000
Revenues:			
Commissions	$ 268,984	$ 233,860	$ 221,471
Principal transactions	235,281	273,736	264,130
Investment banking	139,828	124,099	90,743
Interest	92,027	131,408	172,124
Asset management	12,026	17,687	9,560
Other	6,630	4,201	3,835
Total revenues	754,776	784,991	761,863
Interest expense	80,087	114,709	144,460
Revenues, net of interest expense	674,689	670,282	617,403
Non-interest expenses:			
Compensation and benefits	385,585	400,159	376,571
Floor brokerage and clearing fees	54,681	47,451	36,908
Technology and communications	52,216	44,583	45,398
Occupancy and equipment rental	26,156	22,916	19,193
Business development	22,973	21,349	18,432
Other	29,386	31,172	25,508
Total non-interest expenses	570,997	567,630	522,010
Earnings before income taxes	103,692	102,652	95,393
Income taxes	41,121	43,113	40,412
Net earnings	$ 62,571	$ 59,539	$ 54,981
Earnings per share of Common Stock:			
Basic	$ 2.54	$ 2.42	$ 2.30
Diluted	$ 2.27	$ 2.28	$ 2.26
Weighted average shares of Common Stock:			
Basic	24,616	24,612	23,912
Diluted	27,510	26,132	24,335

Condensed Consolidated Statements of Financial Condition

	December 31,		
(In Thousands)	2002	2001	2000
Assets			
Cash and cash equivalents	$ 39,948	$ 188,106	$ 24,996
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	288,576	154,989	206,444
Securities borrowed	5,119,352	3,886,918	2,643,185
Receivable from brokers, dealers and clearing organizations	102,371	177,708	217,492
Receivable from customers	206,329	136,605	254,562
Securities owned	508,723	385,634	321,062
Investments	334,361	168,863	136,047
Premises and equipment	49,355	48,436	43,635
Goodwill	54,472	34,756	12,990
Other assets	195,204	162,722	97,456
	$ 6,898,691	$ 5,344,737	$ 3,957,869
Liabilities and Stockholders' Equity			
Bank loans	$ 12,000	$ 50,000	$ –
Securities loaned	4,738,938	3,838,999	2,402,528
Payable to brokers, dealers and clearing organizations	109,077	46,843	20,960
Payable to customers	481,346	313,207	501,786
Securities sold, not yet purchased	239,285	150,146	171,685
Accrued expenses and other liabilities	236,922	226,089	249,918
	5,817,568	4,625,284	3,346,877
Long-term debt	452,606	153,797	152,545
	6,270,174	4,779,081	3,499,422
Stockholders' Equity:			
Preferred stock	–	–	–
Common stock	3	3	3
Additional paid-in capital	226,787	159,018	86,004
Retained earnings	496,418	439,195	384,846
Less:			
Treasury stock	(90,817)	(27,856)	(10,383)
Currency translation adjustments	1,895	(2,403)	(885)
Additional minimum pension liability	(5,769)	(2,301)	(1,138)
Net stockholders' equity	628,517	565,656	458,447
	$ 6,898,691	$ 5,344,737	$ 3,957,869

Selected Quarterly Data (unaudited)

(In Thousands, Except Per Share and Percentage Data)	March	June	September	December	Year
2002 Earnings Statement Data					
Revenues	$ 195,342	$ 200,877	$ 179,151	$ 179,406	$ 754,776
Interest expense	17,598	22,748	20,242	19,499	80,087
Revenues, net of interest expense	177,744	178,129	158,909	159,907	674,689
Non-interest expenses	147,780	148,232	139,595	135,390	570,997
Earnings before income taxes	29,964	29,897	19,314	24,517	103,692
Income taxes	12,292	12,282	7,532	9,015	41,121
Net earnings	$ 17,672	$ 17,615	$ 11,782	$ 15,502	$ 62,571
Earnings per share of Common Stock:					
Basic	$ 0.71	$ 0.72	$ 0.48	$ 0.63	$ 2.54
Diluted	$ 0.65	$ 0.64	$ 0.43	$ 0.56	$ 2.27
Weighted average shares of Common Stock:					
Basic	24,766	24,626	24,645	24,439	24,616
Diluted	27,380	27,436	27,618	27,618	27,510
Other Selected Data					
Total assets	$ 5,905,707	$ 5,090,024	$ 6,453,994	$ 6,898,691	$ 6,898,691
Long-term debt	$ 469,366	$ 433,391	$ 449,055	$ 452,606	$ 452,606
Total stockholders' equity	$ 571,342	$ 593,424	$ 608,811	$ 628,517	$ 628,517
Book value per share of Common Stock	$ 21.34	$ 22.04	$ 22.64	$ 23.32	$ 23.32
Common stock shares outstanding	26,774	26,930	26,895	26,952	26,952
Annualized return on equity	12.5%	12.1%	7.9%	10.2%	10.7%
2001 Earnings Statement Data					
Revenues	$ 209,708	$ 215,897	$ 165,644	$ 193,742	$ 784,991
Interest expense	32,803	34,453	28,565	18,888	114,709
Revenues, net of interest expense	176,905	181,444	137,079	174,854	670,282
Non-interest expenses	149,774	152,870	118,690	146,296	567,630
Earnings before income taxes	27,131	28,574	18,389	28,558	102,652
Income taxes	11,447	12,022	7,757	11,887	43,113
Net earnings	$ 15,684	$ 16,552	$ 10,632	$ 16,671	$ 59,539
Earnings per share of Common Stock:					
Basic	$ 0.65	$ 0.68	$ 0.43	$ 0.66	$ 2.42
Diluted	$ 0.63	$ 0.65	$ 0.40	$ 0.61	$ 2.28
Weighted average shares of Common Stock:					
Basic	24,039	24,206	24,938	25,233	24,612
Diluted	25,061	25,564	26,593	27,247	26,132
Other Selected Data					
Total assets	$ 5,717,094	$ 4,081,071	$ 4,315,783	$ 5,344,737	$ 5,344,737
Long term debt	$ 152,381	$ 153,616	$ 153,830	$ 153,797	$ 153,797
Total stockholders' equity	$ 483,311	$ 507,051	$ 552,952	$ 565,656	$ 565,656
Book value per share of Common Stock	$ 19.34	$ 19.62	$ 20.53	$ 21.08	$ 21.08
Common stock shares outstanding	24,986	25,838	26,933	26,836	26,836
Annualized return on equity	13.4%	13.5%	8.1%	12.0%	11.7%

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
JEFFERIES GROUP, INC.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of financial condition of Jefferies Group, Inc. and subsidiaries as of December 31, 2002, 2001, and 2000, and the related consolidated statements of earnings, changes in stockholders' equity, and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our reports dated January 20, 2003 and January 14, 2002, we expressed unqualified opinions on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California

January 20, 2003

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may contain expectations regarding revenues, earnings, operations and other financial projections, and may include statements of future performance, positioning, plans and objectives. These forward-looking statements usually include the words "become," "continue," "intend," "may," "plan," "will" and other similar expressions. These forward-looking statements represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Actual results could differ materially from those projected in these forward-looking statements. Please refer to our latest Annual Report on Form 10-K, our recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2002 and other filings we make with the Securities and Exchange Commission for a discussion of important factors that could cause actual results to differ materially from those projected in these forward-looking statements. We do not assume any obligation to update any forward-looking statement we make.

Management's Discussion of Financial Responsibility

Management of the Company is responsible for preparing the consolidated financial statements and related notes. The consolidated financial statements and related notes are prepared in accordance with generally accepted accounting principles in the United States of America. Other financial data included in this report are consistent with those in the financial statements and related notes.

Management recognizes the importance of safeguarding the Company's assets and integrity. Therefore, Management devotes considerable attention to understanding the risks of its businesses, promoting the highest standards of ethical conduct, exercising responsible stewardship over the Company's assets, and presenting fair financial statements.

The Company regularly reviews its framework of internal controls, taking into account changing circumstances. Corrective actions are taken to address control deficiencies, and other opportunities for improvement are implemented when cost effective.

The framework of internal control includes policies, procedures, and organizational structures that are overseen by the Audit Committee of the Board of Directors. The Audit Committee, which consists of three independent directors, reviews the annual Consolidated Financial Statements with management and the Company's independent auditors. The Audit Committee is also responsible for the appointment and reviews the performance, independence and fees of the independent auditors and the professional services they provide. The Audit Committee also oversees the Company's system of internal accounting controls and the internal audit function.

Oversight is provided by independent units within the Company, working together to maintain the Company's internal control standards.

The Company has retained the services of Ernst & Young LLP to perform internal audit procedures on an outsource basis for the benefit of the Company's management and Audit Committee.

The Finance Department establishes accounting policies and procedures, measures and monitors financial risk, and prepares financial statements that fairly present the underlying transactions and events of the Company. The Compliance Department is both independent from business line management and has oversight responsibility for our broker-dealer activities. This group monitors trading limits using various procedures to oversee positions and risks.

The independent auditors, KPMG LLP, perform annual audits of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. The independent auditors openly discuss with the Audit Committee their views on the quality of the financial statements and related disclosures and the adequacy of the Company's internal accounting controls. KPMG LLP also performs quarterly reviews of interim financial statements.

RICHARD B. HANDLER
Chairman of the Board of Directors and Chief Executive Officer

JOHN C. SHAW, JR.
Director, President and Chief Operating Officer

JOSEPH A. SCHENK
Executive Vice President and Chief Financial Officer

Jefferies Group, Inc. Board of Directors & Jefferies & Company, Inc. Executive Committee



Richard B. Handler
Chairman of the Board and
Chief Executive Officer
Jefferies Group, Inc. and
Jefferies & Company, Inc.
Director
Executive Committee Member



John C. Shaw, jr.
President and
Chief Operating Officer
Jefferies Group, Inc. and
Jefferies & Company, Inc.
Director
Executive Committee Member



Frank J. Macchiarola (1)(2)(3)
President, St. Francis College
Director



W. Patrick Campbell (1)(2)(3)
Independent Consultant
Director



Richard G. Dooley (1)(2)(3)
Retired Chief Investment Officer
Massachusetts Mutual Life
Insurance Company
Director



Jonathan R. Cunningham
Head of Convertible Securities
Jefferies & Company, Inc.
Executive Committee Member



Brian P. Friedman
President, Jefferies Capital Partners
Executive Committee Chairman



Chris M. Kanoff
Co-Head of Investment Banking
Jefferies & Company, Inc.
Executive Committee Member



Joseph A. Schenk
Chief Financial Officer
Jefferies Group, Inc.
Executive Committee Member



Clifford A. Siegel
Chief Executive Officer,
Jefferies International Limited
Executive Committee Member



Andrew R. Whittaker
Vice Chairman and
Co-Head of Investment Banking
Jefferies & Company, Inc.
Executive Committee Member

Lloyd H. Feller
General Counsel and Secretary
Jefferies Group, Inc. and
Jefferies & Company, Inc.
Executive Committee Member
(not pictured)

(1) *Member of Audit Committee*
(2) *Member of Compensation Committee*
(3) *Member of Corporate Governance and Nominating Committee*

CORPORATE DIRECTORY

OFFICES OF JEFFERIES GROUP, INC. AND ITS AFFILIATES

Domestic

New York *(Headquarters)*
Jefferies Group, Inc.
Jefferies & Company, Inc.
Bonds Direct Securities LLC
520 Madison Avenue
New York, New York 10022
(212) 284 2300 (Jefferies)
(212) 284 2070 (Bonds Direct)

Helfant Group, Inc.
30 Broad Street
New York, New York, 10004
(212) 425 7460

Atlanta
Jefferies & Company, Inc.
3414 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 264 5000

Boston
Jefferies & Company, Inc.
One Post Office Square
Boston, Massachusetts 02109
(617) 342 7800

Chicago
Jefferies & Company, Inc.
55 West Monroe Street
Chicago, Illinois 60603
(312) 750 4700

Dallas
Jefferies & Company, Inc.
13355 Noel Road
Dallas, Texas 75240
(972) 701 3000

Houston
Jefferies & Company, Inc.
909 Fannin Street
Houston, Texas 77010
(713) 658 1100

Jersey City *(Operations Office)*
Jefferies & Company, Inc.
Harborside Financial Center
34 Exchange Place
Jersey City, New Jersey 07311
(201) 200 1222

Los Angeles
Jefferies & Company, Inc.
11100 Santa Monica Boulevard
Los Angeles, California 90025
(310) 445 1199

Quarterdeck Investment Partners, LLC
1111 Santa Monica Boulevard
Los Angeles, CA 90025
(310) 481 0070

Nashville
Jefferies & Company, Inc.
2525 West End Avenue
Nashville, Tennessee 37203
(615) 963 8300

New Orleans
Jefferies & Company, Inc.
650 Poydras Street
New Orleans, Louisiana 70130
(504) 681 5700

Richmond
Jefferies & Company, Inc.
3957 Westerre Parkway
Richmond, Virginia 23233
(804) 423 8200

San Francisco
Jefferies & Company, Inc.
650 California Street
San Francisco, California 94108
(415) 229 1500

Short Hills
Jefferies & Company, Inc.
51 JFK Parkway
Short Hills, New Jersey 07078
(973) 912 2900

Stamford
Jefferies & Company, Inc.
One Station Place
Stamford, Connecticut 06902
(203) 708 5840

Washington
Quarterdeck Investment Partners, LLC
1399 New York Avenue NW
Washington, DC 20005
(202) 639 3980

International

London
Jefferies International Limited (Headquarters)
Jefferies Europe Company Limited
Quarterdeck Investment Partners, Limited
One Friday Street
London EC4M 9JA England
(011) 44 20 7618 3500

Tokyo
Jefferies (Japan) Limited
Asahi Seimei Hibiya, Bldg. 3F
1-5-1, Yuraku-cho
Chiyoda-ku
Tokyo 100-0006 Japan
(011) 813 5251 6100

Hong Kong
Jefferies Pacific Limited
Nine Queen's Road Central
Hong Kong
(011) 852 2822 9188

Zurich
Jefferies (Switzerland) Ltd.
Jefferies Asset Management Ltd.
Uraniastrasse 12
8023 Zurich, Switzerland
(011) 411 227 1600

Paris
Jefferies International Limited (Paris Branch)
Jefferies Europe Company Limited
8 rue Halevy
75009 Paris, France
011 331 5343 6700

General Counsel
Morgan, Lewis & Bockius LLP

Transfer Agent, Registrar
EquiServe

Independent Auditors
KPMG LLP

Form 10-K
Additional supporting detail to the financial statements is provided annually to the Securities and Exchange Commission on SEC Form 10-K. Copies may be obtained without charge, upon request.

Company Securities
Jefferies Group, Inc.'s Common Stock is listed on the New York Stock Exchange under the symbol JEF.

Shareholder Inquiries
(203) 708-5975

Internet Address
http://www.jefco.com

CREDITS *Design:* Douglas Oliver Design Office, *Photography:* Eric Myer, *Lithography:* Lithographix, Inc.



1972	1974	1976	1978	1980
1972 Jefferies opens its Boston office. *1973* Boyd buys Jefferies back from IDS, and Jefferies rejoins NYSE.	*1974* The NYSE raises its rates, Jefferies resigns from the NYSE, opting for the flexibility, lower costs and less restrictions on trading hours of the third market. Opens Chicago office.	*1976* In a study of execution ability, Jefferies ranks above every other third-market firm. Jefferies takes over NYSE broker dealer Wagenseller & Durst (W&D) and expands into the high net worth market. Opens Atlanta office.	*1978* Jefferies has offices in Los Angeles, New York, Chicago, Boston, Dallas, and Atlanta.	*1980* Boyd Jefferies establishes the Stephen A. Jefferies Scholarship Fund, a grant program assisting the children of Jefferies and ITG employees to fulfill their academic goals.
$ 10	$ 7	$ 11	$ 15	$ 50

Celebrating 40 Years

the first 20

1962 | *1964* | *1966* | *1968* | *1970*

1962 Jefferies & Company, Inc. is born. Boyd Jefferies sets up shop with a $30,000 loan, one employee, and a booth on the floor of the Pacific Coast Stock Exchange.

1963 SEC first identifies the third market, and Jefferies becomes a pioneer of third-market trading and the use of what is known as a split commission, or give-up, now routine on Wall Street.

1965 Jefferies joins the Detroit, Midwest, Boston and Philadelphia stock exchanges.

1966 Jefferies is the 7th largest firm in size and trading on the NYSE.

1967 Jefferies joins the New York Stock Exchange and begins over-the-counter operations, and establishes its New York office.

1969 Jefferies is acquired by Investors Diversified Services, Inc. (IDS), is forced to surrender NYSE membership due to Rule 318, and establishes its presence in the third market.

1970 Jefferies and IDS file suit against the NYSE on antitrust grounds, opens Dallas office.

Total Revenues – *1962 - 1980*

in millions

$ 1 | $ 1 | $ 4 | $ 16 | $ 11





JEFFERIES

Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022